SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO

                                 (Rule 14D-100)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn

                                 Barberry Corp.

                         High River Limited Partnership

                                  Riverdale LLC

                                       and

                                Icahn & Co., Inc.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   74960K 876

                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.

                                 General Counsel

                                Legal Department,

                  Icahn Associates Corp. & affiliated companies

                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153

                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable     Amount of Filing Fee:  Not applicable

  / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration

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           statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

  /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  / /      third-party tender offer subject to Rule 14d-1.

  / /      issuer tender offer subject to Rule 13e-4.

  / /      going-private transaction subject to Rule 13e-3.

  / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On April 10, 2000, Carl C. Icahn issued the following press release with respect to the confidentiality agreement between Carl C. Icahn and his affiliates and Nabisco Group Holdings Corp. dated April 10, 2000:


                              FOR IMMEDIATE RELEASE

                     Icahn To Participate in Bidding Process

                       Conducted By Nabisco Group Holdings

             Confidentiality Agreement Signed; Diligence to Commence

New York, New York. April 10, 2000. Carl C. Icahn announced today that High River Limited Partnership, an affiliate of Mr. Icahn, has entered into a confidentiality agreement with Nabisco Group Holdings Corp. (NYSE: NGH). As a result, Mr. Icahn and his affiliates will participate in the bidding process being coordinated by Morgan Stanley and Warburg Dillon Reed. The agreement allows Mr. Icahn to seek "strategic" partners to join in his bid with the consent of NGH, which is not to be unreasonably withheld. However, the agreement in no way restricts Mr. Icahn from bringing lending institutions and other sources of capital into the project. In this regard, Mr. Icahn has selected Industrial Bank of Japan (IBJ) to commence the due diligence process as soon as possible and he expects to involve other "financial" partners as well.

Under the terms of the agreement with NGH, Mr. Icahn and his affiliates are not permitted to solicit proxies from NGH stockholders, or to purchase additional NGH shares, until the earlier of July 15, 2000 or the time that NGH enters into an agreement with another purchaser. As a result, Mr. Icahn will not proceed with the proposed proxy solicitation or tender offer previously announced.

Mr. Icahn is currently the largest non-institutional stockholder of NGH, with over 31 million shares.




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   In light of the provisions of the agreement  referred to above, Mr. Icahn and
   his  affiliates   currently  do  not  intend  to  commence   either  a  proxy
   solicitation for the NGH 2000 annual stockholders meeting or a tender offer relating to shares of Nabisco Group Holdings. However, if, at some future date, a proxy solicitation for any meeting and/or a tender offer is commenced, then they will file a proxy statement and/or a tender offer statement with the Securities and Exchange Commission. Those statements would contain important information and should be read by security holders. Security holders would be able to obtain at no charge those statements and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov. In addition, any definitive proxy statement, form of proxy, offer to purchase, letter of transmittal or notice of guaranteed delivery, would be mailed to stockholders.

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Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310

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